Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

PAYMENT OF INTEREST ON CAPITAL

We wish to inform our Stockholders that at a meeting of the Board of Directors of ITAÚ UNIBANCO HOLDING S.A. held on December 16, 2011, it was decided:

a)
to declare interest on capital in the amount of R$0.2880 per share, which shall be paid by April 30, 2012, for account of the mandatory dividend for fiscal year 2011, with retention of 15% withholding tax at source, resulting in net interest of R$0.2448 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption; and

b)
that the credit entry corresponding to this interest shall be made to the company’s account registers on December 29, 2011, on an individualized basis as at the close of the record date of December 26, 2011.

São Paulo-SP, December 16, 2011.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer